

Control Number : 22236662

STATE OF GEORGIA

Secretary of State

Corporations Division
313 West Tower
2 Martin Luther King, Jr. Dr.
Atlanta, Georgia 30334-1530

CERTIFICATE OF ORGANIZATION

I, **Brad Raffensperger**, the Secretary of State and the Corporation Commissioner of the State of Georgia, hereby certify under the seal of my office that

Genesis Development Capital, LLC
a **Domestic Limited Liability Company**

has been duly organized under the laws of the State of Georgia on **11/11/2022** by the filing of articles of organization in the Office of the Secretary of State and by the paying of fees as provided by Title 14 of the Official Code of Georgia Annotated.

WITNESS my hand and official seal in the City of Atlanta and the State of Georgia on **11/14/2022**.

Brad Raffensperger

Brad Raffensperger
Secretary of State

ARTICLES OF ORGANIZATION

Electronically Filed
Secretary of State
Filing Date: 11/11/2022 3:59:27 PM

BUSINESS INFORMATION

CONTROL NUMBER	22236662
BUSINESS NAME	Genesis Development Capital, LLC
BUSINESS TYPE	Domestic Limited Liability Company
EFFECTIVE DATE	11/11/2022

PRINCIPAL OFFICE ADDRESS

ADDRESS	1891 Spring Ave. NW, Atlanta, GA, 30318, USA

REGISTERED AGENT

NAME	ADDRESS	COUNTY
Maranda Walker	1891 Spring Ave. NW, Atlanta, GA, 30318, USA	Fulton

ORGANIZER(S)

NAME	TITLE	ADDRESS
Maranda Walker	ORGANIZER	1891 Spring Ave., NW, Atlanta, GA, 30318, USA

OPTIONAL PROVISIONS

N/A

AUTHORIZER INFORMATION

AUTHORIZER SIGNATURE	Maranda Walker
AUTHORIZER TITLE	Organizer